PromoShare, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Period January 16, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:		
Net loss	$ 130	$ -
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	130	-
Cash flows from investing activities		
Platform development and trademark	(90,148)	-
Net cash used in investing activities	(90,148)	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	65,000	-
Proceeds from SAFE notes	35,000	
Proceeds from relayed party loan	807	-
Net cash provided by financing activities	100,807	-
Net cash increase for period	10,789	-
Cash at beginning of period	-	-
Cash at end of year	$ 10,789	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -